TABLE OF CONENTS

MANAGEMENT REPORT

1.      MAIN EVENTS IN THE FIRST HALF YEAR OF 2018

Efgartigimod (ARGX-113) Program

•	Full Phase 2 Myasthenia Gravis Data: Presented complete data from Phase 2 clinical trial of efgartigimod in gMG at the American Academy of Neurology (AAN) Annual Meeting.
o	Data showed clinical improvement of efgartigimod over placebo through entire 10-week duration of the trial.
o

Clinical benefit in the treatment group maximized as of one week after administration of last dose, achieving statistical significance over the placebo group on the Myasthenia Gravis Activity-of-Daily-Living (MG-ADL) score.

o	All patients in the treatment arm showed reduction of total IgG levels, and clinically meaningful disease improvement was found to correlate with a reduction in pathogenic IgG levels.
o	Efgartigimod was well-tolerated in all patients, with most adverse events (AEs) characterized as mild and deemed unrelated to the study drug. No serious or severe AEs were reported.

•	End-of-Phase 2 Meeting with FDA: Received feedback from the U.S. Food and Drug Administration (FDA) during the end-of-Phase 2 meeting on the framework of our Phase 3 program for efgartigimod in gMG.
o	Global Phase 3 clinical trial expected to evaluate the efficacy of a 10 mg/kg intravenous (IV) dose of efgartigimod in approximately 150 gMG patients over a 26-week period.
o	argenx expects to enroll in the trial both AChR autoantibody positive patients and AChR autoantibody negative patients whose disease is driven by MuSK and LRP4 autoantibodies, among others.
o	Patients in the Phase 3 clinical trial would be able to roll over into an open-label extension study for a period of one year.

•	Interim Data from First Cohort in Phase 2 PV Trial: Reported interim data from the first cohort of our Phase 2 proof-of-concept clinical trial of efgartigimod for the treatment of PV.
o	Rapid disease control observed in four of the six mild-to-moderate PV patients treated, and efgartigimod was well-tolerated in all treated PV patients.
o

Strong pharmacodynamic effect correlated with an improvement in Pemphigus Disease Area Index (PDAI) score, characterized by the start of healing of existing lesions and absence of formation of new lesions.

o	Independent Data Monitoring Committee recommended advancing to cohort 2 with an increased dosing frequency and dosing duration during the maintenance phase.

•

Phase 1 Data using Subcutaneous Formulation: Announced data from the Phase 1 study of the subcutaneous (SC) formulation of efgartigimod, demonstrating comparable characteristics to the IV formulation, including half-life, pharmacodynamics and tolerability.

o	Data showed that repeat exposure to SC efgartigimod can maintain IgG suppression at a steady state, with the possibility to dose up or down based on patient needs.
o	argenx intends to explore various dosing schedules with the SC formulation to best address patient needs, including an IV loading dose followed by SC maintenance as one possible schedule.

ARGX-110 Program

•

Ongoing Enrollment in Phase 2 Trial of ARGX-110 in AML: argenx expects to enroll an initial 21 patients in the ongoing Phase 2 part of the Phase 1/2 proof-of-concept trial of ARGX-110 in combination with standard of care azacytidine in newly diagnosed, elderly AML and high-risk myelodysplastic syndromes patients who are unfit for chemotherapy. The Company expects to use the selected ARGX-110 dose of 10 mg/kg as determined from the dose-escalation part of the trial.

Corporate Updates

•	Received second preclinical milestone payment under the development agreement with AbbVie for ARGX-115 targeting novel immune checkpoints in oncology.
•	Received third preclinical milestone payment from collaboration with LEO Pharma following approval of our clinical trial application (CTA) filing for ARGX-112 to treat inflammatory skin disorders.
•

Received a milestone payment from the strategic collaboration with Shire triggered by Shire exercising its exclusive option to in-license an antibody discovered and developed using the Company’s proprietary SIMPLE Antibody™ platform and Fc engineering technologies.

•	Appointed R. Keith Woods as Chief Operating Officer.
•	Selected for BEL 20 Index representing the 20 largest companies traded on Euronext Brussels, subject to meeting Euronext Index Family criteria and review.

2.      FINANCIAL HIGHLIGHTS

•

Total operating income was €20.5 million for the six months ended June 30, 2018, compared to €23.9 million for the six months ended June 30, 2017. The decrease in operating income in 2018 was primarily due to a decrease of €4.5 million in revenue primarily from the completion of the preclinical activities under our ongoing collaboration with LEO Pharma. On January 1, 2018, the Group adopted IFRS 15, resulting in the reversal of €2.7 million of revenue related to milestone payments that were previously recognized under IAS 18. We refer to note 5.1 of the unaudited condensed consolidated financial statements for additional information on the impact of the adoption of IFRS 15. The decrease was offset by an increase in other operating income of €1.2 million, mainly driven by an increase in payroll tax rebates for employing certain research and development personnel.

•

Research and development expenses were €34.4 million for the six months ended June 30, 2018, compared to €25.6 million for the six months ended June 30, 2017. The increase in research and development expenses in 2018 was principally due to (i) an increase of €4.4 million in share-based compensation expense linked to the grant of stock options to our research and development employees (including an increase of €1.3 million in social security costs on stock options granted to certain Belgian and non-Belgian resident employees), (ii) an increase of €4.0 million in costs related to the advancement of the clinical development and manufacturing activities of ARGX-113 and ARGX-110 and (iii) costs associated with a planned increase in research and development headcount.

•

Selling, general and administrative expenses were €11.5 million for the six months ended June 30, 2018, compared to €5.0 million for the six months ended June 30, 2017. The increase of €6.5 million in selling, general and administrative expenses in 2018 is mainly explained by an increase of €6.1 million of personnel expenses resulting from (i) an increase of €4.9 million in share-based compensation expense linked to the grant of stock options to our selling, general and administrative employees (including an increase of €1.1 million in social security costs on stock options granted to certain Belgian and non-Belgian resident employees) and (ii) the recruitment of additional employees (notably in our US office) to further strengthen our selling, general and administrative activities.

•

Financial income and exchange gains amounted to €5.3 million for the six months ended June 30, 2018 compared to financial income and exchange losses of €0.8 million for the six months ended June 30, 2017, which was primarily attributable to unrealized exchange rate gains on our cash, cash equivalents and current financial assets position in USD linked to the favorable fluctuation of the USD exchange rate in the six months ended June 30, 2018.

•

The Group generated a loss for the period and total comprehensive loss of €20.1 million for the six months ended June 30, 2018, compared to a loss for the period and total comprehensive loss of €8.2 million for the six months ended June 30, 2017.

•	As at June 30, 2018, the Group’s cash, cash equivalents and current financial assets amounted to €338.9 million, compared to €359.8 million as at December 31, 2017.

3.      RISK FACTORS AND FORWARD-LOOKING STATEMENTS

The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will,” or “should,” and include statements argenx SE (the “Company” or “argenx”) makes concerning the intended results of its strategy; its financial condition, results of operation and business outlook; the costs of complying with laws, regulations and significant accounting policies; the sufficiency of its cash, cash equivalents and current financial assets; and the momentum of its product candidate pipeline as well as the advancement of, and anticipated clinical development and regulatory milestones and plans related to, and data readouts for, argenx’s product candidates and preclinical and clinical trials. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance.

The Company’s business and results of operations are subject to numerous risks, uncertainties and other factors that may interfere with its business objectives, and its actual results may differ materially from those predicted as a result of various important factors, including the Company’s expectations regarding the inherent uncertainties associated with competitive developments, preclinical and clinical trial and product development activities and regulatory approval requirements; the Company’s reliance on collaborations with third parties; estimating the commercial potential of the Company’s product candidates; the Company’s ability to obtain and maintain protection of intellectual property for its technologies and drugs; the Company’s limited operating history; and the Company’s ability to obtain additional funding for operations and to complete the development and commercialization of its product candidates. In addition to those described herein, a further list and description of these risks, uncertainties and other risks can be found in the Company’s U.S. Securities and Exchange Commission (SEC) filings and reports, including the Company’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by the Company with the SEC. Some of these risks relate to the Company’s operational processes, while others relate to its business environment. Any of these risks, uncertainties and other factors could have a material adverse effect on the Company’s business, financial condition or results of operations and could cause the trading price of the Company’s ordinary shares listed on Euronext and/or its American Depositary Shares listed on Nasdaq to decline substantially. For a detailed description of the risks defined, please refer to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017.

4.      OPERATIONAL AND FINANCIAL OUTLOOK

In the first half of 2018, argenx made significant progress in building a pipeline-in-a-product opportunity around the lead candidate efgartigimod (ARGX-113) as the Company studies its potential to treat a range of severe autoimmune diseases, including validation of its mechanism of action across two indications based on the proof-of-concept data from the Phase 2 clinical trial in generalized myasthenia gravis (gMG) and the early evidence of activity from the first cohort of patients in our Phase 2 pemphigus vulgaris (PV) clinical trial. These results strengthen the Company’s conviction that reducing pathogenic autoantibodies may offer an innovative approach to treating gMG and PV and could give rise to potential therapeutic benefits in other conditions that are similarly mediated. argenx looks forward to a productive second half of 2018 around efgartigimod with topline data from the Phase 2 immune thrombocytopenia clinical trial expected before the end of the third quarter and the launch of a Phase 3 clinical trial in gMG expected before the end of the year. argenx is also advancing a deep pipeline of differentiated antibodies beyond efgartigimod. The Company continues to enroll the Phase 2 clinical trial of ARGX-110 in acute myeloid leukemia (AML) and expects to report full data from the Phase 1 dose-escalation clinical trial in December 2018 around the American Society of Hematology (ASH) Annual Meeting. Key milestones were achieved in the collaborations with AbbVie and Leo Pharma this quarter, and the Company continued to showcase the ability to grow its pipeline through its productive Innovative Access Program.

Cash, cash equivalents and current financial assets amounted to €338.9 million on June 30, 2018. The Company continues to run its business with a strict financial discipline. The Company expects to significantly increase its utilization of the cash and cash equivalent amounts in the future as the Company advances the clinical development of its product candidate pipeline.

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

ARGENX SE

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

		Six months ended	Year ended
		June 30,	December 31,
(in thousands of €)	Note	2018	2017
ASSETS
Current assets
Cash and cash equivalents	4.6	€140,869	€190,867
Restricted cash	4.2	1,692	1,692
Research and development incentive receivables	4.1	301	158
Financial assets	4.5	197,982	168,907
Prepaid expenses	4.4	4,718	2,338
Trade and other receivables	4.3	10,198	2,842
Total current assets		355,760	366,804
Non‑current assets
Restricted cash	4.2	263	256
Research and development incentive receivables	4.1	3,235	3,033
Other non-current assets		—	125
Financial assets		1	1
Property, plant and equipment		752	676
Intangible assets		8	13
Total non‑current assets		4,259	4,104
TOTAL ASSETS		€360,019	€370,908

		Six months ended	Year ended
		June 30,	December 31,
(in thousands of €)	Note	2018	2017
EQUITY AND LIABILITIES
Equity
Equity attributable to owners of the parent
Share capital	4.7	€3,245	€3,217
Share premium	4.7	432,166	430,518
Accumulated losses		(123,039)	(100,568)
Other reserves	4.8	20,588	11,764
Total equity		€332,960	€344,931
Non-current liabilities		25	25
Provisions for employee benefits		25	25
Current liabilities		27,034	25,952
Trade and other payables		21,559	15,285
Current tax liabilities		565	597
Deferred revenue	4.9	4,910	10,070
Total liabilities		€27,059	€25,977
TOTAL EQUITY AND LIABILITIES		€360,019	€370,908

The notes are an integral part of these unaudited condensed consolidated interim financial statements.

ARGENX SE

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF PROFIT AND LOSS AND OTHER COMPREHENSIVE INCOME

		Six Months Ended
		June 30,
(in thousands of € except for shares and EPS)	Note	2018	2017
Revenue	5.1	€17,910	€22,448
Other operating income	5.2	2,588	1,436
Total operating income		20,498	23,884
Research and development expenses	5.4	(34,371)	(25,592)
Selling, general and administrative expenses	5.5	(11,514)	(5,045)
Operating loss		€(25,387)	€(6,753)
Financial income		1,256	9
Financial expenses		—	—
Exchange gains/(losses)		4,024	(854)
Loss before taxes		€(20,107)	€(7,598)
Income tax benefit/(expense)		€31	€(597)
Loss for the period and total comprehensive loss		€(20,076)	€(8,195)
Weighted average number of shares outstanding		32,375,133	21,756,366
Basic and diluted loss per share (in €)		(0.62)	(0.38)

The notes are an integral part of these unaudited condensed consolidated interim financial statements.

ARGENX SE

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		Six Months Ended
		June 30,
(in thousands of €)	Note	2018	2017
CASH FLOWS (USED IN) / FROM OPERATING ACTIVITIES
Operating result		€(25,387)	€(6,753)
Adjustments for non-cash items
Amortization of intangible assets		5	5
Depreciation of property, plant and equipment		215	210
Expense recognized in respect of share‑based payments	4.8	8,824	1,880
		(16,343)	(4,658)
Movements in current assets/liabilities
(Increase)/decrease in trade and other receivables	4.3	(7,356)	(2,295)
(Increase)/decrease in other current assets		(2,268)	(1,120)
Increase/(decrease) in trade and other payables		6,274	875
Increase/(decrease) in deferred revenue	4.9	(7,810)	(8,638)
(Increase)/decrease in other non‑current assets		(84)	513
NET CASH FLOWS (USED IN) / FROM OPERATING ACTIVITIES		€(27,587)	(15,323)
CASH FLOWS (USED IN) / FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment		(292)	(326)
(Increase)/decrease in current financial assets	4.5	(29,075)	(91,065)
Interest received		1,256	9
NET CASH FLOWS (USED IN) / FROM INVESTING ACTIVITIES		€(28,111)	€(91,382)
CASH FLOWS (USED IN) / FROM FINANCING ACTIVITIES
Proceeds from issue of shares (1)	4.7	1,676	93,195
NET CASH FLOWS (USED IN) / FROM FINANCING ACTIVITIES		€1,676	€93,195
NET INCREASE (DECREASE) IN CASH & CASH EQUIVALENTS		€(54,022)	€(13,510)
Cash and cash equivalents at the beginning of the period		€190,867	€89,897
Exchange gains/(losses) on cash & cash equivalents		€4,024	€(854)
Cash and cash equivalents at the end of the period		140,869	75,533

(1)

For the six months ended June 30, 2018, the gross cash flow from the issue of shares amounted to €1.7 million (June 30, 2017: €95.3 million). For the six months ended June 30, 2018, the Company did not incur any issuance costs (June 30, 2017: €2.1 million).

The notes are an integral part of these unaudited condensed consolidated interim financial statements.

ARGENX SE

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the parent
						Other	Total
						reserves	equity
						Equity‑settled	attributable
						share‑based	to owners
	Share		Share		Accumulated	payment	of the	Total
(in thousands of €)	capital		premium		losses	reserve	parent	equity
Balance at January 1, 2017		€2,012		€126,358	€(72,492)	€7,496	€63,374	€63,374
Total comprehensive loss of the period	€		€		€(8,195)	€	€(8,195)	€(8,195)
Issue of share capital		675		94,634			95,309	95,309
Transaction costs for equity issue				(2,114)			(2,114)	(2,114)
Share‑based payment						1,880	1,880	1,880
Balance at June 30, 2017		€2,687		€218,878	€(80,687)	€9,376	€150,254	€150,254
Balance at December 31, 2017		€3,217		€430,518	€(100,568)	€11,764	€344,931	€344,931

Change in accounting policy (modified retrospective approach IFRS 15)					€(2,395)		€(2,395)	€(2,395)
Restated total equity at January 1, 2018		€3,217		€430,518	€(102,963)	€11,764	€342,536	€342,536
Total comprehensive loss of the period	€		€		€(20,076)	€	€(20,076)	€(20,076)
Issue of share capital		28		1,648			1,676	1,676
Transaction costs for equity issue							—	—
Share-based payment						8,824	8,824	8,824
Balance year ended June 30, 2018		€3,245		€432,166	€(123,039)	€20,588	€332,960	€332,960

Please refer to note 4.7 for more information on the share capital and movement in number of shares. See also note 4.8 for more information on the share-based payments.

The notes are an integral part of these unaudited condensed consolidated interim financial statements.

ARGENX SE

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. General information about the company

argenx SE (the Company) is a Dutch European public company with limited liability incorporated under the laws of the Netherlands. The Company (COC 24435214) has its official seat in Rotterdam, the Netherlands, and its registered office is at Willemstraat 5, 4811 AH, Breda, the Netherlands. An overview of the Company and its subsidiaries (the Group) are described in note 7.4.

argenx SE is a publicly traded company with ordinary shares listed on Euronext Brussels under the symbol “ARGX” since July 2014 and with American Depositary Shares listed on Nasdaq under the symbol “ARGX” since May 2017.

2. Significant accounting policies

The unaudited condensed consolidated interim financial statements for the six months ended June 30, 2018 have been prepared in accordance with International Accounting Standard 34 ‘Interim financial reporting’ (IAS 34) as issued by the IASB and IAS 34 as adopted by the European Union (EU). The unaudited condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2017, which have been prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) and as adopted by the EU.

The accounting policies applied in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those applied in the financial statements for the year ended December 31, 2017. New standards or interpretations applicable from January 1, 2018 do not have any significant impact on the unaudited condensed consolidated interim financial statements, except for the adoption of IFRS 15. We refer to note 5.1 of these unaudited condensed consolidated financial statements for additional information on the impact of the adoption of IFRS 15. The assessment of the impact of IFRS 16 Leases (applicable for annual periods beginning on or after January 1, 2019) is still ongoing. The Company plans to adopt IFRS 16 on its effective date.

All amounts herein are presented in thousands of €, unless otherwise indicated, rounded to the nearest € ‘000.

The unaudited condensed consolidated financial statements have been approved for issue by the Company’s Board of Directors (the Board) on July 31, 2018.

3. Critical accounting judgements and key sources of estimation uncertainty

In the application of the Company’s accounting policies, the Company is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The following areas are areas where key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Going concern

The Group has incurred net losses since its inception and for the six months ended June 30, 2018, its unaudited condensed consolidated interim statement of profit and loss and other comprehensive income reflects a net loss, and its unaudited condensed consolidated interim statement of financial position includes a loss carried forward. On July 31, 2018, the Board reviewed and approved the unaudited condensed consolidated interim financial statements and accounting standards. Taking into account the cash and cash equivalents and current financial asset position of €338.9 million on June 30, 2018, the Board is of the opinion that the Group is a going concern.

Whilst the current cash position is sufficient for the Group’s immediate and mid‑term needs, the Company may seek additional funding to support the continuing development of its portfolio of products or to be able to execute other business opportunities, to the extent that such continual investment is expected to derive future benefits.

Revenue recognition

Revenue from certain arrangements is recognized as the Group satisfies a combined performance obligation.

The Company recognizes upfront payments and milestone payments, allocated to a combined performance obligation over the estimated service period based on a pattern that reflects the transfer of the services. The revenue recognized would reflect the level of service during each period. In this case, the Group would use an input model that considers estimates of the percentage of total research and development service costs that are completed each period compared to the total estimated services costs (% of completion method).

Research and development service fees are recognized as revenue when costs are incurred and agreed by the parties as the Group is acting as a principal in the scope of its stake in the research and development activities of its ongoing license and collaboration agreements.

Measurement of share‑based payments

In accordance with IFRS 2—Share‑based Payment, the fair value of the options at grant date is recognized as an expense in the statement of profit and loss and other comprehensive income over the vesting period. Subsequently, the fair value recognized in equity is not re‑measured.

The fair value of each stock option granted during the year is calculated using the Black‑Scholes pricing model. This pricing model requires the input of subjective assumptions, which are detailed in note 4.8.

Recognition of deferred tax assets

Deferred tax assets are recognized only if management assesses that these tax assets can be offset against positive taxable income within a foreseeable future.

This judgment is made by management on an ongoing basis and is based on budgets and business plans for the coming years, including planned commercial initiatives. These budgets and business plans are reviewed and approved by the Board.

Since inception, the Group has reported losses, and consequently, the Group has unused tax losses. The deferred tax assets are currently not deemed to meet the criteria for recognition as management is not able to provide any convincing positive evidence that deferred tax assets should be recognized. Therefore, management has concluded that deferred tax assets should not be recognized as of June 30, 2018.

4. Notes relating to the unaudited condensed consolidated interim statement of financial position

4.1         Research and development incentive receivables

	Six months ended	Year ended
	June 30,	December 31,
(in thousands of €)	2018	2017
Research and development incentive receivables—current	€301	€158
Research and development incentive receivables—non-current	3,235	3,033
	€3,536	€3,191

On June 30, 2018, the Group recorded a tax receivable of €3.5 million compared to €3.2 million on December 31, 2017, in relation to a research and development incentive tax scheme in Belgium under which the research and development incentives can be refunded after five years if not offset against future income tax expense. The research and development incentives are recorded in other operating income (see note 5.2) in the unaudited condensed consolidated interim statement of profit and loss and other comprehensive income. These amounts are gradually being reimbursed in cash from 2018 onwards.

4.2         Restricted cash

	Six months ended	Year ended
	June 30,	December 31,
(in thousands of €)	2018	2017
Non‑current restricted cash
Rental guarantees	€263	€256
Total non‑current	€263	€256
Current restricted cash
Escrow account < 1 year	1,692	1,692
Total restricted cash	€1,955	€1,948

On June 30, 2018, the Group had a total amount of €2.0 million of restricted cash. This amount is split as follows:

•

A non‑current part for an amount of €0.3 million with a long term maturity (more than 12 months) and mainly relating to a deposit guarantee paid under the lease agreement for the laboratory and offices of the Group.

•

A current part for an amount of €1.7 million with a short maturity and relating to an escrow account opened under an agreement with a third party involved in the collaboration with AbbVie. This escrow account will be released to the Group or to the third party on behalf of the Group under certain conditions after the completion of the work plan of the related collaboration agreement with AbbVie.

4.3         Trade and other receivables

The trade and other receivables are composed of receivables which are detailed below:

	Six months ended	Year ended
	June 30,	December 31,
(in thousands of €)	2018	2017
VAT receivable	€320	€317
Trade receivables	8,907	845
Other receivables	530	750
Interest receivable	248	—
VLAIO grant receivable	193	930
	€10,198	€2,842

The nominal amounts of all trade and other receivables approximate their respective fair values. The VAT receivable relates to VAT amounts to be recovered in the second half of 2018.

Trade receivables correspond to amounts invoiced to the collaborators or strategic allies of the Group. No bad debt allowance was recorded nor were any trade receivables impaired on June 30, 2018 and December 31, 2017. The amount of €0.5 million in “Other receivables” relates to the short-term part of the receivable with FairJourney Biologics LDA. The Flanders Innovation and Entrepreneurship Agency (VLAIO) grant receivable consists of earned income from government grants for which no payments have been received but for which the relating expenditures have been incurred.

For more information on the Flanders Innovation and Entrepreneurship Agency grants, see note 5.2.

4.4         Prepaid expenses

The prepaid expenses on June 30, 2018 amounted to €4.7 million compared to €2.3 million on December 31, 2017. On June 30, 2018, the prepaid expenses related to (i) a €2.5 million upfront fee paid to a third-party clinical research organization in connection with our upcoming expected Phase III clinical trials in MG, (ii) a €0.7 million upfront reservation fee paid in 2017 to a third-party drug product manufacturer, and (iii) €1.5 million to other prepayments already invoiced for which the services will be rendered in future periods.

4.5        Current financial assets

On June 30, 2018, the current financial assets amounted to €198.0 million compared to €168.9 million on December 31, 2017. These current financial assets relate to:

•

Financial instruments in the form of money market funds with a recommended investment horizon of 6 months. These funds are highly liquid investments and can be readily converted into a known amount of cash, but because of their historical volatility these funds cannot be classified as cash and cash equivalents. Amounts recorded are measured at fair value.

•	A USD term account with an original maturity of 6 months.

Please also refer to note 6.1 for more information on the financial instruments.

4.6         Cash and cash equivalents

	Six months ended	Year ended
	June 30,	December 31,
(in thousands of €)	2018	2017
Cash equivalents	€48,501	€25,000
Cash and bank balances	92,368	165,867
	€140,869	€190,867

On June 30, 2018, cash and cash equivalents amounted to €140.9 million compared to €190.9 million on December 31, 2017 and included cash equivalents and cash and bank balances held in different financial institutions. Cash positions are invested with selected financial institutions, which are considered to be high-quality financial institutions with sound credit ratings, or in highly-rated money market funds. Policies are in place that limit the amount of credit exposure to any specific financial institution.

4.7        Shareholders’ capital

Roll forward of number of shares outstanding:

Number of shares outstanding on December 31, 2016	20,126,479
U.S. initial public offering on Nasdaq on May 17, 2017	5,865,000
Over-allotment option exercised by underwriters on May 19, 2017	879,750
Exercise of Options on August 24, 2017	5,000
Exercise of Options on September 1, 2017	15,000
Exercise of Options on October 2, 2017	1,400
Exercise of Options on November 7, 2017	950
Exercise of Options on November 14, 2017	4,260
Exercise of Options on November 15, 2017	40,750
Exercise of Options on November 21, 2017	53,092
Exercise of Options on November 22, 2017	7,730
Exercise of Options on December 4, 2017	65,380
U.S. second public offering on Nasdaq on December 13, 2017	4,440,000
Over-allotment option exercised by underwriters on December 14, 2017	666,000
Exercise of Options on December 18, 2017	9,850
Number of shares outstanding on December 31, 2017	32,180,641
Exercise of Options in January 2018	111,727
Exercise of Options in March 2018	113,075
Exercise of Options in April 2018	34,039
Exercise of Options in May 2018	5,900
Exercise of Options in June 2018	5,393
Number of shares outstanding on June 30, 2018	32,450,775

New shares issued during 2018

270,134 new shares were issued in the six months ended June 30, 2018 as a result of the exercise of stock options during this period under the argenx Employee Stock Option Plan.

This resulted in a total of 32,450,775 ordinary shares with a nominal value of €0.10 per share on June 30, 2018. On May 8, 2018, the annual general meeting of shareholders of the Company renewed the authorization to the Board to issue up to a maximum of 20% of the then-outstanding share capital for a period of 18 months, or up to a capital increase of €648,789.60 represented by 6,487,896 shares.

4.8        Share‑based payments

The Company has a stock options scheme for the employees of the Company and its subsidiaries. In accordance with the terms of the plan, as approved by shareholders, employees may be granted options to purchase ordinary shares at an exercise price as mentioned below per ordinary share, as set forth below.

The stock options can be granted to employees, consultants or directors of the Company and its subsidiaries. The stock options have been granted free of charge. Each employee’s stock option converts into one ordinary share of the Company upon exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

The stock options granted vest, in principle, as follows:

•	1/3rd of the stock options granted will vest on the first anniversary of the granting of the stock options, and
•	1/24th of the remaining 2/3rd of the stock options granted will vest on the last day of each of the 24 months following the month of the first anniversary of the granting of the stock options.

No other conditions are attached to the stock options.

The following share‑based payment arrangements were in existence during the current and prior years:

	Exercise price	Outstanding	Outstanding
	per stock	stock options on	stock options on
	options	June 30,	December 31,
Expiry date	(in €)	2018	2017
2020	3.95	20,256	36,960
2021	3.95	—	2,850
2023	2.44	297,100	314,593
2024	2.44	117,733	135,890
2024	3.95	6,895	15,692
2024	7.17	415,561	516,100
2024	2.44	26,970	83,820
2025	11.44	39,000	39,000
2025	10.34	3,000	3,000
2025	9.47	228,286	235,514
2026	11.38	53,294	60,000
2026	11.47	266,857	282,310
2026	14.13	334,149	362,126
2027	18.41	118,869	120,536
2027	21.17	637,125	653,825
2023/2028 (1)	€80.82	178,900	—
		2,743,995	2,862,216

(1)	On June 28, 2018, the Group has granted a total of 178,900 stock options. The beneficiary can choose between a contractual term of five or ten years.

The fair market value of the stock options has been determined based on the Black and Scholes model. The expected volatility in the model is based on the historical volatility of peer companies and historical volatility of the Group since its initial public offering.

On June 28, 2018, the Group has granted a total of 178,900 stock options to certain of its employees, Board members and consultants. Below is an overview of the parameters used in relation to the new grant during 2018:

Stock options granted in	June 2018
Number of options granted	178,900
Average fair value of options (in EUR)	€37.29
Share price (in EUR)	€72.00
Exercise price (in EUR)	€80.82
Expected volatility	45.50%
Average expected option life (in years) (1)	10
Risk‑free interest rate	0.72%
Expected dividends	—%

(1)

The beneficiary can choose between a contractual term of five or ten years. The average expected option life is currently estimated at ten years. This estimate will be reassessed once the acceptance period of 60 days has passed and the beneficiaries will have made a choice between a contractual term of five or ten years. The total fair value of the grant would range from €4.7 million (100% of the stock options at an expected option life of five years) to €6.7 million (100% of the stock options at an expected option life of ten years).

The total share‑based payment expense recognized in the unaudited condensed consolidated statement of profit and loss and other comprehensive income totaled €8.8 million for the six months ended June 30, 2018 compared to €1.9 million for the six months ended June 30, 2017.

The total number of stock options outstanding on June 30, 2018 totaled 2,743,995 compared to 2,862,216 on December 31, 2017. No stock options expired in the six months ended June 30, 2018 or in the year ended December 31, 2017. 270,134 stock options have been exercised in the six months ended June 30, 2018 compared to 203,412 in the year ended December 31, 2017. A total of 26,987 stock options have been forfeited in the six months ended June 30, 2018 compared to 2,369 in the year ended December 31, 2017.

4.9    Deferred revenue

Deferred revenue relates to cash received from collaboration and strategic alliances prior to completion of the earnings process. On June 30, 2018, deferred revenue amounted to €4.9 million, compared to €10.1 million on December 31, 2017, and includes €4.7 million related to the upfront payment and milestone payments received from AbbVie in April 2016, and €0.2 million related to the upfront payment and milestone payments received from LEO Pharma in May 2015. These payments are recognized as revenue over the estimated duration of the Group’s involvement in the research and development programs provided for under the terms of the agreements. The impact of the adoption of IFRS 15 on deferred revenue is disclosed in note 5.1.

5. Notes to unaudited condensed consolidated interim statement of profit and loss and other comprehensive income

5.1 Revenue
	Six months ended
	June 30,
(in thousands of €)	2018	2017
Upfront payments	€6,812	€8,664
Milestone payments	10,132	9,677
Research and development service fees (FTE)	966	4,107
	€17,910	€22,448

For the six months ended June 30, 2018 and 2017, the majority of the revenue was generated under the agreements with AbbVie and LEO Pharma. These agreements comprise elements of upfront payments, milestone payments based on development criteria and research and development funding on an agreed FTE basis.

The upfront payments received in the six months ended June 30, 2018 corresponded principally to the partial recognition in revenue over the period of the upfront payment received following the Company’s entry into collaboration agreements with AbbVie in April 2016 and with LEO Pharma in May 2015. These payments are recognized as revenue over the estimated period of the Group’s continuing involvement in the research and development activities provided for under the terms of these agreements.

The milestone payment of €10.1 million recognized in the six months ended June 30, 2018 related to milestone payments received under the AbbVie and LEO Pharma collaborations.

The research and development service fees (FTE) for the six months ended June 30, 2018 corresponded to FTE payments received under the collaboration agreements of €0.5 million from Shire, €0.2 million from LEO Pharma and €0.2 million from Staten Biotechnology B.V. (Staten).

The adoption of IFRS 15 – Revenue from contracts with customers, on January 1, 2018, resulted in the recognition for the six months ended June 30, 2018 of €1.8 million of deferred revenue related to previously recognized milestone payments under the former applicable standards of IAS 18.

The following table summarizes the recognition of the upfront and milestone payments received for the six months ended June 30, 2018 and 2017.

			IAS 18		IFRS 15	IFRS 15	IAS 18	IAS 18	IFRS 15
Agreement	Consideration received	Consideration received	Outstanding balance in deferred revenue as at December 31, 2017	Deferred revenue reclassified from equity following adoption of IFRS 15	Outstanding balance in deferred income as at January 1, 2018	Revenue recognized, six months ended June 30, 2018	Revenue recognized, six months ended June 30, 2018	Revenue recognized, six months ended June 30, 2017	Outstanding balance in deferred revenue as at June 30, 2018
	(thousands of $)	(thousands of €)	(thousands of €)
AbbVie	60,000	52,931	9,812	2,564	12,376	16,310	15,327	16,351	4,700
LEO Pharma	—	4,500	258	86	344	634	618	1,548	210
Other (1)	—	—	—	—	—	—	—	442	—
		57,431	10,070	2,650	12,720	16,944	15,945	18,341	4,910

(1) "Other" refers to agreements for which there is no impact from the adoption of IFRS 15.

The first adoption of IFRS 15 – Revenue from contracts with customers increased the accumulated losses and the amount of deferred revenue in the amount of €2.65 million, as shown in the table above (column titled “Deferred revenue reclassified from equity following adoption of IFRS 15”). The Company elected the modified retrospective approach for the transition which foresees that prior period figures remain as reported under the previous standard IAS 18 and the cumulative effect of applying IFRS 15 is recognized as an adjustment to the opening balance of equity as at the date of initial application (i.e., the beginning of the year 2018).

The revenues recognized for the six months ended June 30, 2018 are presented in the table above under the IFRS 15 standard as well as under the IAS 18 standard, with a comparison to the last year’s period under the IAS 18 standard.

The substance of our current arrangements is that the Company is licensing certain of its intellectual property to collaborative partner entities and conducts research and development activities. Such activities result in a service that is the output of the Company’s ordinary activities. The Company generates revenue through a number of these arrangements which include license fees, milestone payments, reimbursement income and future sales-based milestones and sales-based royalties. The Company assessed that the revenues from our current material licensing and collaboration agreements are in the scope of IFRS 15.

With regard to our collaboration with AbbVie and LEO Pharma, the Company concluded as follows:

•

There is one single performance obligation under the new standard of IFRS 15, that being the transfer of a license combined with performance of research and development activities. This is because the Company concluded that the license is not distinct in the context of the contract.

•

The transaction price of these two agreements is currently composed of a fixed part, that being an upfront license fee, and a variable part, that being milestone payments and cost reimbursements of research and development activities delivered. Milestone payments are included in the transaction price of the arrangement only when achieved. Sales-based milestones and sales-based royalties are a part of the Company’s arrangements but are not yet included in our revenues, as its programs with AbbVie and LEO Pharma are still in the development phase.

•

The transaction price has been allocated to the single performance obligation, and revenues have been recognized over the estimated service period based on a pattern that reflects the transfer of the license and progress to complete satisfaction of the research and development activities. This is because the transfer of the license is considered to be combined with the performance of research and development activities. Therefore, research and development milestone payments are variable considerations that are entirely allocated to the single combined performance obligation.

•	The Company has chosen an input model to measure the satisfaction of the single performance obligation that considers percentage of costs incurred for these programs (% of completion method).
•

Cost reimbursements received could be recognized in revenues when costs are incurred and agreed by the parties, as the Company is acting as a principal in the scope of its stake of the research and development activities of its ongoing license and collaboration agreements.

As a result of this analysis, for the six months ended June 30, 2018, €8.6 million of deferred revenue related to the AbbVie and LEO Pharma collaboration agreements was recognized as revenue under IFRS 15 as a function of costs incurred, applying the percentage of completion method. The revenue recognition consisted of (i) €6.8 million related to the upfront license fees and (ii) €1.8 million related to milestone payments received in previous years. Furthermore, in the first six months ended June 30, 2018, two new milestone payments were received under the collaboration agreements with AbbVie and LEO Pharma for a total amount of €9.1 million, of which €8.3 million was recognized in revenue under IFRS 15 applying the percentage of completion method and €0.8 million was deferred. The outstanding balance of deferred revenue from the AbbVie and LEO Pharma collaboration agreements at June 30, 2018 amounted to €4.9 million.

As reflected in the table above, the impact of the IFRS 15 adoption on the Company’s revenues generated from its collaborations with AbbVie and LEO Pharma was related to the deferral of previously recognized milestone payments.

5.2         Other operating income

	Six months ended
	June 30,
(in thousands of €)	2018	2017
Grants	€553	€327
Research and development incentives	503	392
Payroll tax rebates	1,532	717
	€2,588	€1,436

Grants

The Flanders Innovation and Entrepreneurship Agency provided the Group with several grants.

On June 30, 2018, the grants received by the Group reflected the expenses incurred by the Group in the various research and development projects sponsored by Flanders Innovation and Entrepreneurship Agency. In March 2018, a new government grant has been granted to the Group as follows:

(amounts presented in thousands of €)

VLAIO 1
Grantor: Flanders Innovation & Entrepreneurship Agency
Start date:	11/01/2017
End date:	10/31/2020
Amount granted and approved:	€2,527
Amount recognized:	525

No conditions related to the above government grants were unfulfilled, nor were there any contingencies related thereon at the date of the approval of these financial statements, except for those described in note 7.2 of this report.

Other Incentives

Research and development incentives

The Group has accounted for a tax receivable of €0.5 million in the six months ended June 30, 2018, compared to €0.4 million in the six months ended June 30, 2017, following a research and development tax incentive scheme in Belgium according to which the incentive will be refunded after a five-year period, if not offset against the current tax payable over the period (see also note 4.1).

Payroll tax rebates

The Group accounted for €1.5 million payroll tax rebates in the six months ended June 30, 2018, compared to €0.7 million in the six months ended June 30, 2017, as a reduction in withholding income taxes for its highly‑qualified personnel employed in its research and development department.

5.3         Segment reporting

The Group operates from the Netherlands, Belgium and the United States. Revenues are invoiced by the subsidiary in Belgium and are generated by clients geographically located as shown in the table below.

	Revenue from
	external
	customers
	Six months ended
	June 30,
(in thousands of €)	2018	2017
Netherlands	€214	€284
Denmark	859	4,213
Switzerland	527	1,574
United States	—	26
Luxembourg	16,310	16,351
Total	€17,910	€22,448

Information about major clients:

The Group received €17.9 million of revenue from its external customers in the six months ended June 30, 2018 compared to €22.4 million over the six months ended June 30, 2017, of which €16.3 million came from the Group’s largest client, €0.9 million from its second-largest client and €0.5 million from its third-largest client, compared to respectively €16.4 million, €4.2 million and €1.6 million in the six months ended June 30, 2017.

5.4         Research and development expenses

	Six months ended
	June 30,
(in thousands of €)	2018	2017
Personnel expense	€12,284	€6,517
External research and development expenses	17,313	14,652
Materials and consumables	785	847
Depreciation and amortization	220	216
Other expenses	3,769	3,360
	€34,371	€25,592

5.5         Selling, general and administrative expenses

	Six months ended
	June 30,
(in thousands of €)	2018	2017
Personnel expense	€8,361	€2,217
Consulting fees	1,299	1,784
Supervisory board	477	263
Office costs	1,377	781
	€11,514	€5,045

6. Financial instruments and financial risk management

6.1         Overview of financial instruments

	At June 30, 2018		At December 31, 2017
	Carrying		Carrying
(in thousands of €)	amount	Fair value	amount	Fair value
Non‑current financial assets	€1	€1	€1	€1
Current financial assets	197,982	197,982	168,907	168,907
Financial assets	197,983	197,983	168,908	168,908
Other non-current assets	—	—	125	125
Trade and other receivables	10,198	10,198	2,842	2,842
Cash and cash equivalents	140,869	140,869	190,867	190,867
Non‑current restricted cash	263	263	256	256
Current restricted cash	1,692	1,692	1,692	1,692
Loans and receivables	153,022	153,022	195,782	195,782
Total financial assets	351,005	351,005	364,690	364,690
Provision for employee benefits	25	25	25	25
Trade and other payables	21,559	21,559	15,285	15,285
Financial liabilities at amortized cost	21,584	21,584	15,310	15,310
Total financial liabilities	€21,584	€21,584	€15,310	€15,310

Financial assets:

•	non‑current financial assets: please refer to note 4.3 of the Company’s Annual Report for the year ended December 31, 2017 for more information. These positions are reviewed at year-end (level 3).
•	current financial assets include:
-

collective investment funds nominated in € and $ that are not considered as cash equivalents and of which the underlying investments include bonds and other international debt securities. The average credit rating of the underlying instruments is BBB or higher. The maximum exposure to credit risk is the carrying value at reporting date. These investment funds are recognized at fair value in the Group’s financial statements (level 1). The fair value corresponds to the quoted market price and can therefore be classified as a level 1 fair value measurement. The net asset value of the funds is available on a daily basis. Any difference between amounts invested and fair value at reporting date is booked in Profit & Loss; and

-	a USD term account with a maturity of six months. This term account is held at a bank which is independently rated with a minimum rating of ‘A’.

Loans and receivables:

•	other non-current assets (please refer to note 4.3 of the Company’s Annual Report for the year ended December 31, 2017 for more information);
•	trade and other receivables (please refer to note 4.3 for more information and to note 6.2 below for the credit risk);
•	cash and cash equivalents (please refer to note 4.6 for more information and to note 6.2 below for the credit risk); and
•	restricted cash (please refer to note 4.2 for more information).

Financial liabilities:

Due to the current nature of the financial liabilities, the nominal value of all financial liabilities presented above approximates their fair value.

Fair value hierarchy:

The Group carried the following assets at fair value on June 30, 2018 and December 31, 2017 respectively:

	At June 30, 2018
(in thousands of €)	Level 1		Level 2		Level 3
Non-current financial assets	€		€		€1
Current financial assets		197,982
Assets carried at fair value		€197,982		€—	€1

	At December 31, 2017
(in thousands of €)	Level 1		Level 2		Level 3
Non-current financial assets	€		€		€1
Current financial assets		168,907
Assets carried at fair value		€168,907		€—	€1

All assets and liabilities for which fair value was measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1—Quoted (unadjusted) market prices in active markets for identical assets or liabilities
•	Level 2—Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable
•	Level 3—Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

During the disclosed six month period, no transfers occurred between the applicable categories. Given the insignificant value of the Group’s assets categorized as Level 3, the additional Level 3 disclosures have been omitted.

6.2         Risks

The Group’s activities expose it to a variety of financial risks: market risk (including currency, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The unaudited condensed consolidated interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Annual Report of the Group for the year ended December 31, 2017.

During the six months ended June 30, 2018, there have been no significant changes in the risk profile of the Group, nor is the risk profile of the Group expected to change significantly in the second half of 2018, other than as referred to in Section 3 and 4 of the Management Report in the “Risk Factors and Forward-Looking Statements” and the “Operational and Financial Outlook”. However, the Group’s actual results may differ materially from those predicted as a result of various important factors, including its expectations regarding the inherent uncertainties associated with competitive developments, preclinical and clinical trial and product development activities and regulatory approval requirements; its reliance on collaborations with third parties; estimating the commercial potential of its drug candidates; its ability to obtain and maintain protection of intellectual property for its technologies and drugs; its limited operating history and its ability to obtain additional funding for operations and to complete the development and commercialization of its product candidates.

7. Other disclosures

7.1         Related party transactions

Amongst the shareholders of the Company, there are minority investors and venture capital funds which individually do not hold a significant influence on the Company. Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated through consolidation and are not disclosed in this note. There were no significant transactions with related parties during the six months ended June 30, 2018, other than compensation of key management personnel. The unaudited condensed consolidated interim financial statements do not include all related party disclosures required in the annual financial statements, and should be read in conjunction with the Annual Report of the Group for the year ended December 31, 2017.

7.2         Contingencies

The Group is currently not facing any outstanding claims or litigations that may have a significant adverse impact on the Group’s financial position.

As described in note 5.2, the Group has received several types of government grants which are granted subject to a certain number of conditions that need to be met at the grant date and in the future. The Group recognizes grant income from Belgian and Flemish grant bodies when all contractual conditions are met. These government institutions may however subsequently perform an audit which may result in a (partial) claw back of the grant. The Group deems that the claw back risk is remote in view of the continuous monitoring of the contractual conditions. Currently the Group has fulfilled all the existing conditions relating to the recognition of its grant income.

Contracts with these grant bodies also typically include clauses that define the need for future validation of the project results after completion of the initial grant term during which the subsidized expenses or investments have been incurred and for which the grant was earned. Should this validation not occur or be deemed inadequate, the grant bodies have the right to reclaim funds previously granted.

As described in note 4.8, on June 28, 2018, the Group granted a total of 178,900 stock options to certain of its employees, Board members and consultants. As part of the grant of these stock options, the Group has undertaken to compensate Belgian taxes that are paid upon the grant of these stock options if and when at the end of the exercise period, the stock price would be lower than the exercise price, as increased with these taxes. The Group has applied for a tax ruling on this subject that would cover the stock option grants as from June 28, 2018. The exposure that the Group could face at the end of the exercise period for the stock options grant of June 28, 2018 ranges from €0.4 million to €0.6 million.

7.3         Contractual obligations and commitments

As at June 30, 2018, there were no commitments signed for the acquisition of property, plant and equipment or intangible assets. The operating lease commitments are listed below:

	Six months ended June 30,	Year ended December 31,
(in thousands of €)	2018	2017
Less than 1 year	€913	€1,028
1–3 years	291	465
3–5 years	30	33
More than 5 years	—	—
Total	€1,234	€1,526

In July 2017, the Group signed a letter of intent with its drug substance manufacturing contractor, Lonza Sales AG, or Lonza, related to the biologics license application for ARGX‑113. The total commitment under this letter of intent amounts to a minimum spend of £5.0 million before the end of calendar year 2018, of which the Group paid £1.0 million upon signing. In December 2017, the Group amended one of its manufacturing agreements with Lonza. This amendment expands the scope of Lonza’s services with additional services for ARGX‑113 to be performed at the Lonza facility in Tuas, Singapore. These services relate to the start‑up of Lonza Singapore as a potential future commercial manufacturing site. Pursuant to this amendment, the Group has additional contractual obligations in the aggregate amount of approximately $11.0 million, with payments having begun in January 2018. In 2018, argenx entered into additional manufacturing commitments with Lonza in support of its clinical development plans for ARGX-113 for a total amount of £3.2 million. In addition to the obligations for ARGX‑113, the Group also has contractual obligations for ARGX‑110 for approximately £1.9 million, with payments beginning by the third quarter of 2018.

7.4         Overview of consolidation scope

The parent company argenx SE is domiciled in the Netherlands. The Company has one subsidiary, argenx BVBA, based in Belgium. Since October 2017, argenx BVBA also has one subsidiary, argenx US Inc., based in the United States. Details of the Group’s consolidated entities at the end of the six months ended June 30, 2018 are as follows:

List of consolidated companies.

Name	Registration number	Country	Participation	Main activity
argenx SE	COC 24435214	The Netherlands	100.00%	Holding company
argenx BVBA	0818292196	Belgium	100.00%	Biotechnical research on drugs and pharma processes
argenx US, Inc.	36-4880497	USA	100.00%	Pharmaceuticals and pharmacy supplies merchant wholesalers

7.5         Events after the balance sheet date

On July 17, 2018, the Company announced that it received a milestone payment from its strategic collaboration with Shire.

On July 24, 2018, the Company announced the publication of full data from Phase 1 healthy volunteer study of efgartigimod in Journal of Clinical Investigation.

$

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